UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO



Date: June 26, 2013

Laura Stein
Senior Vice President - General Counsel

Financial Statements and Supplemental Schedule

The Clorox Company Employee Retirement Investment Plan for Puerto Rico
As of December 31, 2012 and 2011
and the Plan Year ended December 31, 2012
with Reports of Independent Registered Public Accounting Firms

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011
and for the Plan Year ended December 31, 2012

Contents

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company Employee
Retirement Investment Plan for Puerto Rico

We have audited the financial statements of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the Plan) as of and for the year ended December 31, 2012, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Campbell, California
June 26, 2013

mohler, nixon + williams
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company Employee
Retirement Investment Plan for Puerto Rico

We have audited the accompanying statement of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the Plan) as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Mohler Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 22, 2012

635 Campbell Technology Parkway • Campbell, California 95008-5071 • Tel 408-369-2400 • Fax 408-879-9455
2600 El Camino Real, Suite 405 • Palo Alto, California 94306-1719 • Tel 650-494-3901 • Fax 650-494-6756
150 Spear Street, Suite 925 • San Francisco, California 94105-1535 • Tel 415-817-5070 • Fax 415-896-1721
www.mohlernixon.com

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents	$ 30,972	$ 6
Investments, at fair value	8,175,673	7,150,422
Receivables:		
Notes receivable from participants	799,420	764,671
Employee contributions	17,292	16,169
Employer contributions	387,976	226,208
Total receivables	1,204,688	1,007,048
Net assets available for benefits at fair value	9,411,333	8,157,476
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	(68,236)	(52,434)
Net assets available for benefits	$ 9,343,097	$ 8,105,042

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statement of Changes in Net Assets Available for Benefits

For the Plan Year ended December 31, 2012

Additions to net assets attributed to:	
Investment and other income:	
Interest income and dividends	$ 218,858
Net apreciation in fair value of investments	662,162
Total investment and other income	881,020
Contributions:	
Participants'	498,358
Employer's	634,806
Total contributions	1,133,164
Plan expenses	(3,933)
Benefit payments to participants	(772,196)
Net increase	1,238,055
Net assets available for benefits:	
Beginning of year	8,105,042
End of year	$ 9,343,097

See accompanying notes to the financial statements

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") serves as the Plan's record-keeper and custodian.

The Companies maintain a non-leveraged employee stock ownership plan (the "ESOP"). The ESOP is maintained as part of the Plan and is designed to invest primarily in common stock of The Clorox Company (Parent Company). If elected, the participants can receive stock dividends paid directly into their account. No participant shall be permitted to direct more than 10% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 10% of his or her account balance immediately after such transfer or exchange. Prior to January 1, 2007, this 10% account limit was not yet implemented; as such there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

Contributions

Participants may contribute from 1% to 20% of their covered compensation, on a pre-tax and after-tax basis, as defined in the Plan. The combined pre-tax and after-tax cannot exceed 20% limit. Generally, covered compensation consists of regular pay plus most bonuses, overtime and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker's Compensation pay. Participant contributions are subject to limits specified under the Code.

1. Description of the Plan (continued)

Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 1% until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined.

Employees can receive a matching contribution of 100% of deferrals made up to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. Matching contributions are funded each pay period. Matching contributions are fully vested immediately.

Eligible participants can also be eligible for a non-elective employer contribution. Participants must have completed one year of service and be an active employee at the end of the Plan year to be able to receive the non-elective employer contributions. The non-elective employer contribution is equal to 6% of eligible compensation during the plan year. The non-elective employer contributions are funded during the quarter subsequent to the Plan year end. See "Vesting" section for more information.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Investment Options

Participants direct investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in The Clorox Company's common stock, mutual funds, and a common collective trust fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of: (a) Companies' contributions and (b) Plan earnings. Allocations are based on participant's eligible compensation for the employer matching and non-elective employer contributions and investment balances for investment earnings, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the

1. Description of the Plan (continued)

Companies contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are always fully vested in their individual contributions, the Companies matching contributions, and actual earnings thereon.

The non-elective employer contributions account will vest in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Prior to July 1, 2008, participants' vested interest in the Value Sharing contribution was determined in accordance with the following schedule:

Years of Service	Percentage
1-2	0%
3	34%
4	66%
5	100%

In October 2008, the Committee adopted an amendment to the Plan containing a provision effective July 1, 2008, that changed the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour of service on or after July 1, 2008, vests in accordance with the following schedule:

1. Description of the Plan (continued)

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion is met.

Notes Receivable from Participants

Participants may obtain up to two loans for a minimum of $1,000 each and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years if the proceeds are used for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

1. Description of the Plan (continued)

Administrative Expenses

The Parent Company (The Clorox Company, US) pays substantially all administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies' contributions. The amounts of unallocated forfeitures related to non-vested accounts at December 31, 2012 and December 31, 2011 are $56,327 and $5,708, respectively. The Companies used $56,327 and $5,708 of forfeitures to reduce the Companies non-elective employer contributions for the Plan years ending December 31, 2012 and December 31, 2011, respectively. Non-elective employer contributions are made subsequent to the Plan year end.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. (U.S. GAAP")

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

2. Summary of Significant Accounting Policies (continued)

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of December 31, 2012 and December 31, 2011, no significant amounts were due to participants who had requested distributions prior to the Plan's year-ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The provisions of ASU 2011-04 do not have an impact on the Plan's financial statements.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	December 31,	
	2012	**2011**
T. Rowe Price Stable Value Common Trust Fund	$ 1,655,468	$ 1,451,068
Vanguard Target Retirement 2035 Fund	1,174,526	1,009,781
The Clorox Company Common Stock	1,039,590	1,073,439
Vanguard Target Retirement 2045 Fund	826,748	564,796
Eaton Vance Atlanta Small-Mid Capital Fund	713,662	616,716
Vanguard Target Retirement 2025 Fund	668,106	506,472
T.Rowe Price Balaced Fund	*	428,296
Vanguard Intermediate Term Bond Index Fund	0	414,821

*Less than 5% at plan year end

The Plan's investments (including investments purchased, sold, and held during the year) had net appreciation in fair value as determined by quoted market prices as follows for the plan year ended December 31, 2012:

3. Investments (continue)

Common stock	$	115,070
Mutual Funds		547,092
Net apreciation in fair value of investments	$	662,162

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting management's own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Company's common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust fund: Valued at a NAV using the market approach determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund on the last business day of the Plan year.

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31 2012 and 2011:

	Assets at Fair Value as of December 31, 2012			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 1,039,590			$ 1,039,590
Common collective trust fund		1,655,468		1,655,468
Mutual funds				
Bond funds	644			644
Growth funds	1,175,468			1,175,468
Blend funds	1,528,212			1,528,212
Target date funds	2,776,291			2,776,291
Total assets at fair value	$ 6,520,205	$ 1,655,468	$ –	$ 8,175,673

	Assets at Fair Value as of December 31, 2011			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 1,073,439	$ –	$ –	$ 1,073,439
Common collective trust fund	–	1,503,503	–	1,503,503
Mutual funds				
Bond funds	414,821			414,821
Growth funds	996,300			996,300
Blend funds	956,241			956,241
Target date funds	2,206,118			2,206,118
Total assets at fair value	$ 5,646,919	$ 1,503,503	$ –	$ 7,150,422

4. Fair Value Measurements (continued)

The Common collective trust fund is invested in the T. Rowe Price Stable Value Common Trust Fund (the stable value fund). The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment.

The stable value fund invests in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, structured or synthetic investment contracts issued by banks, insurance companies and other issuers, securities supporting the synthetic investment contracts, separate account contracts, and other similar instruments.

Under the Terms of the Declaration of Trust, retirement plans invested in the common trust fund are required to provide 12 month advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee at its sole discretion.

5. Party-in-Interest Transactions

The Plan's investment transactions were managed by Banco Popular de Puerto Rico, the trustee of the plan, as of December 31, 2012 and 2011.

For December 2012 the Plan made purchases of $74,318 and sales of $222,918 of the Company's common stock.

Certain Plan investments are managed by T. Rowe Price, the custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

6. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated December 28, 2012, stating that the Plan meets the requirements of section 1165 (a) of the Internal Revenue Code for a New Puerto Rico, as amended (the "Code") and that the trust established thereunder will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended and restated. The Plan administrator believes the Plan is being operated in compliance with applicable

6. Income Tax Status (continued)

requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Puerto Rico Treasury Department. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for Plan years prior to 2006.

7. Reconciliation of Financial Statements to the Form 5500

The Companies will report the Plan's investment in the common collective trust at fair market value on its Form 5500. The following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements at December 31, 2012 and 2011, to the net assets available for benefit expected to be reported in the Plan's Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$ 9,343,097	$ 8,105,042
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	68,236	52,434
Net assets available for benefits per the Form 5500	$ 9,411,333	$ 8,157,476

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2012, to the statement of changes in net assets available for the benefits expected to be reported in the Plan's Form 5500:

7. Reconciliation of Financial Statements to the Form 5500 (continued)

	2012
Total investment income per the financial statements	$ 881,020
Add:	
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	68,236
Less:	
Prior year adjustment from fair value to contract value for fully benefit responsive investments contract held by a collective trust fund	(52,434)
Total investment income per the Form 5500	$ 896,822

8. Subsequent Events

Effective January 1, 2013 the Plan engaged Mercer Trust Company to be the custodian of the Plan. Plan assets held by T. Rowe Price on December 31, 2012 were transferred to Mercer effective January 2, 2013.

Also, effective January 1, 2013 the following changes were made to the Plan:

- The maximum amount of contributions that the participant can direct to be invested in Company Stock in the ESOP fund was reduced to 5% from 10%. No participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. Prior to this change participants who directed more the 5% of contributions in the ESOP fund are not required to sell, transfer or exchange any portion of their interest in the ESOP to reduce their investment in the ESOP to 5%.

- Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 6%, (versus current 5%) contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 2% (versus current 1%) until the

8. Subsequent Events (continued)

contribution rate reaches 10% unless an alternative annual percentage is elected or the automatic election is declined.

- Some of the investment funds were changed as a result of the transition to Mercer, including the replacement of the T. Rowe Price Stable Value Fund.

- The Plan was amended February 1, 2013 to allow for an installment distribution option for terminated participants. (since lump sums were previously allowed).

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 – Plan Number: 007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of issue, Borrower, Lessor, or Similar Party	(c) Description of Investment		(e) Current value
*	The Clorox Company Common Stock	Common stock	$	1,039,590
	Mutual funds:			
	Euro Pac Growth Fund R6 Fund	Mutual fund		319,237
	Eaton Vance Atlanta Small-Mid Capital Fund	Mutual fund		713,662
	Vanguard Small Cap Fund	Mutual fund		4,652
	Vanguard Institutional Index Fund	Mutual fund		227,461
	Vanguard TTL Bnd Mrk Index Fund	Mutual fund		379,236
	Vanguard Target Retirement Income Fund	Mutual fund		42,532
	Vanguard Target Retirement 2010 Fund	Mutual fund		196
	Vanguard Target Retirement 2015 Fund	Mutual fund		78,714
	Vanguard Target Retirement 2025 Fund	Mutual fund		668,106
	Vanguard Target Retirement 2030 Fund	Mutual fund		589
	Vanguard Target Retirement 2035 Fund	Mutual fund		1,174,526
	Vanguard Target Retirement 2045 Fund	Mutual fund		826,748
	Vanguard Target Retirement 2050 Fund	Mutual fund		8,759
	Vanguard Target Retirement 2040 Fund	Mutual fund		17,770
	Vanguard Target Retirement 2055 Fund	Mutual fund		884
	Vanguard Mid-Cap Index, Institutional Fund	Mutual fund		132,382
	Metropolitan West Total Return Bond Fund	Mutual fund		644
*	T. Rowe Price Balanced Fund	Mutual fund		465,245
	John Hancock Disciplined Val Stock Fund	Mutual fund		280
*	T. Rowe Price Growth Stock Fund	Mutual fund		418,994
				5,480,616
	Common collective trust fund:			
*	T. Rowe Price Stable Value Common Trust Fund	Common collective trust fund		1,655,468
*	Participant Loans	Interest rates ranging from 4.25% to 9.25%		799,420
	Total Investments		$	8,975,094

** Represents a party-in-interest to the Plan.*

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-16969 and 33-41131 - Post Effective Amendments No. 1 and 2) of The Clorox Company of our report dated June 26, 2013, with respect to the statement of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of December 31, 2012, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of The Clorox Company Employee Retirement Investment Plan for Puerto Rico.

Moss Adams LLP

Campbell, California
June 26, 2013

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-16969 and 33-41131 - Post Effective Amendments No. 1 and 2) of The Clorox Company of our report dated June 22, 2012, with respect to the statement of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of December 31, 2011, included in this annual report on Form 11-K of The Clorox Company Employee Retirement Investment Plan for Puerto Rico.

Mohler Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 26, 2013